Kristopher R. Westbrooks

Executive Vice President and Chief Financial Officer

January 14, 2025

CORRESPONDENCE VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

Attn: Stephany Yang
Melissa Gilmore

Re: Metallus Inc.

Form 10-K for the Year Ended December 31, 2023

Filed February 28, 2024

Form 8-K Furnished November 7, 2024

File No. 001-36313

Ladies and Gentlemen:

Metallus Inc., an Ohio corporation (the “Company,” “we”, or “us”), is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated December 18, 2024 (the “Comment Letter”), in regard to the above-referenced Form 10‑K for the fiscal year ended December 31, 2023 (the “Form 10-K”) and Form 8-K furnished November 7, 2024 (the “Form 8-K”).

Below is the Company’s response to the comment contained in the Comment Letter. For the convenience of the Staff, the italicized numbered response set forth below corresponds to the comment contained in the Comment Letter.

Form 8-K Furnished November 7, 2024

Exhibit 99.1, page 10

1.
We note that in your presentation of the non-GAAP measures, you have adjustments for business transformation costs and IT transformation costs. Please remove these adjustments from your non-GAAP financial measures in future filings or further explain to us the nature of each of these costs and tell us why you believe they do not represent normal, recurring operating expenses. Refer to Question 100.01 of the SEC Staff’s Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

United States Securities and Exchange Commission

Division of Corporate Finance

Office of Manufacturing

January 14, 2025

Response:

The Company acknowledges the Staff’s comment and respectfully provides the following supplemental information regarding the Company’s presentation of non-GAAP financial measures in a manner consistent with Question 100.01 of the SEC Staff’s Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

•
Business transformation costs: During 2024, the Company actively pursued its strategic imperatives with a focus on targeted growth to diversify the Company’s end market and product portfolio through acquisitions. These costs are comprised of professional and legal due diligence services associated with the evaluation of acquisition opportunities. These costs are not required to operate the business on an ongoing basis and differ from prior year business transformation costs, which related to charges such as organizational changes and/or senior leadership transition. We believe the adjustment for this category of costs allows investors to evaluate the Company’s performance using the same measures management uses in developing internal budgets and forecasts and evaluating achievement on incentive compensation plan metrics. Management has concluded that these expenses are not normal, recurring cash operating expenses necessary to operate our business, and are not representative of the underlying operations of the business. Therefore, management believes it is useful to present this non-GAAP financial measure excluding these costs to provide investors with greater comparability of Metallus’ base business.

In future disclosures, when providing results adjusted for the costs of business transformation, management intends to include additional disclosure to describe the components of this adjustment. An example of our proposed disclosure is shown below based on our results for the nine-months ended September 30, 2024:

Business transformation costs consist of professional service fees associated with the evaluation of certain strategic opportunities, with a focus on targeted growth to diversify the Company’s end market and product portfolio through acquisitions.

•
IT transformation costs: During 2022, the Company received approval from the Board of Directors to begin a multi-year information technology (IT) transformation initiative intended to streamline and modernize legacy IT systems while also reducing operating costs, increasing information security, and better positioning the Company to take advantage of market opportunities. This multi-year project is the largest scale project of its kind undertaken by the Company since 2014 (the year of separation as an independent public company from the Company’s former parent company). The Company has also informed stakeholders of the transformation and anticipated run-rate savings from this investment, beginning with the earnings call in the second quarter of 2022.

The costs incurred which are excluded from this non-GAAP measure are those that the Company cannot capitalize under ASU 2018-15 and are primarily related to preliminary

United States Securities and Exchange Commission

Division of Corporate Finance

Office of Manufacturing

January 14, 2025

project planning and third-party implementation expenses. No internal, recurring costs are included in this adjustment. The first phase of the project was completed in the fourth quarter of 2024 and the second phase of the project is expected to be completed in mid-2025. The remaining phases, if any, are still under evaluation by the Company. We believe the adjustment for this category of costs allows investors to evaluate our performance using the same measures management uses in developing internal budgets and forecasts and evaluating achievement on incentive compensation plan metrics. These expenses are ones that management has concluded are not normal, recurring cash operating expenses necessary to operate the business following the completion of the IT transformation. Therefore, management believes it is useful to present this non-GAAP financial measure excluding these expenses to provide investors with greater comparability of Metallus’ base business.

In future disclosures, when providing results adjusted for the costs of IT transformation, management intends to include additional disclosure to describe the components of this adjustment. An example of our proposed disclosure is shown below based on our results for the nine-months ended September 30, 2024.

The Company is undergoing a multi-year IT transformation initiative intended to streamline and modernize legacy IT systems while also reducing operating costs, increasing information security and positioning us to take advantage of market opportunities. IT transformation costs were primarily related to professional service fees not eligible for capitalization and are primarily related to project planning and third-party implementation services.

* * * * * * * *

If you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at (330) 471-4005.

Very truly yours,

/s/ Kristopher R. Westbrooks

Kristopher R. Westbrooks
Chief Financial Officer